UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of: May 2010
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                              94 Em Hamoshavot Road
                           Petach Tikva 49527, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____

On May 12, 2010, ClickSoftware Technologies Ltd. (the "Company") announced that James W. Thanos resigned from his position as a member of the Board of Directors of the Company for personal reasons. The resignation will be effective June 30, 2010. Mr. Thanos has served as a member of the Company's Board of Directors for more than ten years. The Company acknowledges Mr. Thanos' contribution to its success and greatly appreciates his efforts during his many years of service. The Company expects to propose a nominee to fill Mr. Thanos' vacant position on the Board of Directors at the next Annual Shareholders Meeting of the Company.

     The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839 and 333-166028,
   and Form F-3 registration number 333-166046 of the Company, filed with the
    Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CLICKSOFTWARE TECHNOLOGIES LTD.
                                     (Registrant)


                                     By: /s/ Shmuel Arvatz
                                         -----------------------------
                                         Name:  Shmuel Arvatz
                                         Title: Executive Vice President and
                                                Chief Financial Officer


Date: May 12, 2010